EXHIBIT 99.1

LETTER TO SHAREHOLDERS

Dear Shareholder:

     Old National Bancorp is pleased to announce our new Stock Purchase and Dividend Reinvestment Plan. This Plan offers our shareholders the opportunity to purchase shares of Old National Bancorp common stock with automatically reinvested dividends in a convenient and cost-effective manner.

     Enclosed is a prospectus which describes the Old National Bancorp Stock Purchase and Dividend Reinvestment Plan. The prospectus describes the Plan as currently in effect, and you are urged to read it carefully before deciding whether to participate. We encourage you to review the terms and conditions of the Plan carefully and retain the prospectus for future reference.

     Participation in the Plan is entirely voluntary, and you may terminate your participation at any time. If you are eligible to participate in the Plan, you may enroll or withdraw at any time, in accordance with the terms and conditions of the Plan. If you do not enroll in the dividend reinvestment plan, you will continue to receive checks whenever cash dividends are paid by Old National Bancorp.

     The shares of Old National Bancorp common stock are not savings accounts, deposits, or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency. Further, no interest will be earned on these funds held by the agent prior to their investment. Investment in our common stock, as with any investment in stock, involves risks, including the possible loss of value.

     If you are an existing participant in the current Stock Purchase and Dividend Reinvestment Plan and do not want to make any changes, you need do nothing. Your account(s) will be automatically transferred to the new Plan.

     Old National Bancorp will act as Plan Administrator. You may enroll in the Plan by completing the enclosed Enrollment Form along with the other items required by mailing them to the Plan Administrator in the reply envelope. Alternatively, you may download an enrollment form at our website http://www.oldnational.com. The instructions for doing this are in the prospectus under the caption “How do I get started?”. If you have any questions about the Plan, please call the Plan Administrator at (800) 677-1749. You may also write to the Plan Administrator at: Old National Bancorp, Shareholder Services Department. P.O. Box 929, Evansville, Indiana 47708.

     Thank you for continued interest in and support of Old National Bancorp.

Sincerely,

/s/ Robert G. Jones

Robert G. Jones
President and Chief Executive Officer